									Exhibit 12.1
PUGET ENERGY
STATEMENT SETTING FORTH COMPUTATIONS OF RATIOS OF
EARNINGS TO FIXED CHARGES
(Dollars in Thousands)

	Successor		Predecessor
	Period from		Period from
	February 6, 2009		January 1, 2009
	through		through		Years Ended December 31,
	December 31, 2009		February 5, 2009		2008		2007		2006		2005
Earnings Available For Fixed Charges:
Pre-tax income:
Income from continuing operations before income taxes	$256,056		$21,753		$214,835		$257,258		$259,710		$232,323
AFUDC - equity	(4,108)		(69)		(2,627)		(1,351)		(7,978)		(3,800)
AFUDC - debt	(8,864)		(350)		(8,610)		(12,614)		(15,874)		(9,493)

Total	$243,084		$21,334		$203,598		$243,293		$235,858		$219,030
Fixed charges:
Interest expense	$265,675		$17,291		$202,582		$217,823		$184,013		$174,682
Other interest	4,108		69		2,627		1,351		7,978		3,800
Portion of rentals representative of the interest factor	9,131		1,081		11,775		9,199		9,151		5,234
Total	$278,914		$18,441		$216,984		$228,373		$201,142		$183,716
Earnings available for combined fixed charges	$521,998		$39,775		$420,582		$471,666		$437,000		$402,746

Ratio of Earnings to Fixed Charges	1.87	x	2.16	x	1.94	x	2.07	x	2.17	x	2.19	x